Exhibit 99.1

 AGM Group Holdings Inc. Announces First Half 2021 Unaudited Financial Results

BEIJING, Sept. 29, 2021 /PRNewswire/ -- AGM Group Holdings Inc. ("AGMH" or the "Company") (NASDAQ: AGMH), an integrated technology company focusing on high-performance chip solutions, computing equipment and fintech software services, today announced its unaudited financial results for the for the six months ended June 30, 2021.

Recent Developments

With two recent executive hires, Mr. Bo Zhu as Chief Strategy Officer (“CSO”), and Mr. Li Chenjun as Co-Chief Executive Officer (“Co-CEO”), on June 2021, and July 2021 respectively, the Company decided to enter into new business lines: ASIC chip research and development and crypto mining equipment manufacturing and sales.

The newly appointed executives, Co-CEO Mr. Chenjun Li and CSO Mr. Bo Zhu, each has significant experience and industry resources in chip designs and blockchain applications. As one of the pioneers in the ASIC chip design area, Mr. Chenjun Li has extensive experience in the chip production supply chain. In 2013, the Co-CEO, Mr. Chenjun Li, designed the first-generation ASIC applicable to Bitcoin computing and successfully completed the mass production of 16nm and 10nm ASIC chips at TMSC and Samsung in 2015 and 2017, respectively. The CSO, Mr. Bo Zhu. has a significant understanding of the blockchain technology application, as well as a well-known reputation and extensive network within the industry due to the extended time spent in high-performance computing research in the past years.

In August 2021, the Company announced the launch of its first ASIC crypto Miner - KOI MINER C16 (“C16”). C16 is equipped with the C3012 chip made by Semiconductor Manufacturing International Corp.’s N+1 process. C16 has a hash rate up to 113 TH/s and a power efficiency ratio of 30 J/T, supporting the mining of Bitcoin, Bitcoin Cash and other cryptocurrencies.

With increased institutional investment and attention to blockchain and cryptocurrencies, many large listed crypto mining companies in the United States and Canada have demonstrated a huge demand for high-end Bitcoin miners, and we expect that our C16 miners have the opportunity to secure a considerable amount of orders in this trend. C16 is expected to launch sales in the United States, Canada and Europe.

In order to achieve our mission as stated in the new growth strategy announced in August 2021: to become one of the key participants and contributors in the global blockchain ecosystem, we incorporated a wholly owned limited liability subsidiary, Nanjing Lucun Semiconductor Co. Ltd., in China on June 17, 2021. We also established two wholly owned subsidiaries, AGM Defi Lab Pte Limited in Singapore and AGM Defi Tech Limited in Hong Kong on July 30, 2021 and August 8, 2021, respectively, for providing software development and consulting services in Asian areas. We plan to establish office and research center in Hongkong and Singapore as those regions have cleared regulatory framework towards crypto assets and blockchain technology and hire more senior professional.

In September 2021, we entered into a strategic partnership agreement with HighSharp (Shenzhen Gaorui) Electronic Technology Co., Ltd (“HighSharp”), a fabless integrated circuit designer that provides advanced semiconductor solutions for supercomputing hardware, pursuant to which, for a six-month period until March 25, 2022, HighSharp will provide the latest ASIC chip technology and manufacturing services to the Company and the Company will be responsible for client development on a global basis, with a target to generate orders in a total amount of US$100 million during the six-month term until March 25, 2022. If the Company and HighSharp achieve their respective targets, the Company and HighSharp plan to form a joint venture, joined by HighSharp’s key R&D team members, with the goal to integrate next generation product research and development into fabless integrated circuit design capabilities that provides advanced semiconductor solutions for supercomputing hardware. The Company will own 60% equity and HighSharp will own 40% equity in the joint venture.

Growth Strategies

The Company formed new growth strategy in August 2021.

The Company is now positioned as an integrated technology company focusing on blockchain-oriented ASIC chip design, advanced crypto miner production, and fintech software service, with company’s mission: becoming one of the key participants and contributors in the global blockchain ecosystem.

Our growth strategy mainly focusing on crypto miner business and high-performance ASIC chip research and development and supplemented by development of blockchain and fintech applications. We have assembled a team of industry veterans in high-performance chip designs and blockchain applications to support its growth strategy.

Our executives in charge of chip and crypto miner business entered the ASIC chip field back in 2013 and was one of the pioneers within the industry. With extensive experience and industry resources, the Company is able to ensure the stability of the supply chain and secure the supplies to crypto mining operators during the global chip shortage.

In August 2021, the Company announced the launch of its first ASIC crypto Miner - KOI MINER C16 (“C16”). C16 is equipped with the C3012 chip made by Semiconductor Manufacturing International Corp.’s N+1 process. C16 has a hash rate up to 113 TH/s and a power efficiency ratio of 30 J/T, supporting the mining of Bitcoin, Bitcoin Cash and other cryptocurrencies. C16’s parameters have surpassed its peer miners including Bitmain’s Antminer S19 pro and Canaan’s AvalonMiner1246.

In blockchain and fintech application areas, we launched a financial training network web service back to June 2019. It targets the beginner and intermediate users and help them to improve their basic trading skills and be more familiar with knowledge of modern trading software and financial markets. Fintech product team remain actively research and seek opportunities to introduce blockchain-based NFT and Defi technologies into existing products, aiming to provide more values to clients and bring more knowledge of blockchain and crypto assets to clients.

Mr. Wenjie Tang, the CEO of the company, commented, “We delivered some remarkable processes to our business transformation in the past few months. We managed to mark a few significant steps in the development of our blockchain-related new businesses, thanks to the effective execution from our new leadership. I am very excited about the launch of our first branded KOI MINER C16 which has competitive and encouraging performance parameters among its peers. In addition, our strategic partnership with HighSharp Electronic Technology will further strengthen our competitiveness in the crypto mining market. We will continue to make great efforts and create compelling values for our shareholders going forward.”

Mr. Chenjun Li, the co-CEO of the company commented, “We are proud to see the meaningful progresses we have made so far. Despite the industry wide challenges on the chip shortage, our resources and ability in stabling the supply chain and production enables us to stand out in the market. Looking forward, we will continue our efforts in the research and development to advance our product performance and competitiveness, and in accessing oversea market and institutional clients to grasp the tremendous opportunities in crypto mining market. We are confident that we will keep making encouraging strides in development of our business and products, propelling forward our growth prospects.”

Mr. Steven Sim, the CFO of the Company, commented, “Currently, our financials indicate a delicate situation as we are still strategically transitioning our business into ASIC chip design and crypto mining equipment field. Nevertheless, we remain confident in our effective growth strategies, technologically advanced products, solid operating capabilities, as well as the enormous potential of the industry. Looking ahead, our financial performance could improve significantly in the near future as we believe we are able to secure a considerable amount of orders for our Bitcoin miner C16 from institutional clients. In addition, we plan to continue investing in the areas that will help to further develop both our core crypto miner manufacturing business and other business initiatives in order to sustain our growth trajectory in 2021 and beyond.”

First Half 2021 Financial Results

Revenues

Our total revenues decreased by $8,449 or 100%, from $8,449 in the six months ended June 30, 2020 to $nil in the six months ended June 30, 2021. All of our total revenues for the six months ended June 30, 2020 generated from third parties and no revenues incurred from related party.

Cost of Revenues and Gross Margin

Cost of revenues decreased by $19,749 or 50100%, from $19,749 in the six months ended June 30, 2020 to $nil for the six months ended June 30, 2021. The decrease of cost of revenue was the result of no revenues in the six months ended June 30, 2021.

Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $480,495 for the six months ended June 30, 2021, a decrease of $11,098, or 2%, as compared to the same period in 2020. The decrease in selling, general and administrative expenses was primarily due to decrease in payroll expense, depreciation and amortization expenses, and advertising and marketing expenses, reflecting the downsizing of our business in the six months ended June 30, 2021.

Research and Development Expenses

We incurred $22,505 and $31,348 in research and development in the six months ended June 30, 2021 and 2020, respectively. Research and development expenses decreased by $8,843, or 28%, for the six months ended June 30, 2021 compared to the same period in 2020.

Loss from operations

As a result of the factors described above, operating loss was $(503,000) for the six months ended June 30, 2021, compared to operation loss was $(534,241) for the six months ended June 30, 2020, a decrease in operation loss of $31,240, or 6%.

Other income (expenses)

For the six months ended June 30, 2021, other expense, net of other income, were $(4,825), compared to other income, net of other expense, were $2,677 for the six months ended June 30, 2020, a change of $7,502. The increase of other expense was primarily attributable to an increase of a non-operating expense on impairment of disposal of $5,000.

Loss from continuing operations

As a result of the foregoing, our loss from continuing operations was $(507,825), or $(0.02) per share (basic and diluted), for the six months ended June 30, 2021, as compared with loss from continuing operations of $(531,564), or $(0.02) per share (basic and diluted), for the six months ended June 30, 2020.

Loss from discontinued operation, net of income taxes

Our loss from discontinued operations was $(127,478), or $(0.01) per share (basic and diluted), for the six months ended June 30, 2020, as compared with no loss or gain from discontinued operations for the six months ended June 30, 2021.

Net loss

As a result of the factors described above, our net loss for the six months ended June 30, 2021 was $(507,825), compared to net loss of $(659,042) for the six months ended June 30, 2020, a decrease in net loss of $151,217, or 23%.

Cash

As of June 30, 2021, we have a total of $461,010 in cash and cash equivalents, among which $148,605 (RMB959,629) was held inside China (Mainland), and $312,405 was held outside of China (Mainland). As of December 31, 2020, we have a total of $664,605 in cash and cash equivalents, among which $148,747 (RMB972,481) was held inside China (Mainland), and $515,858 was held outside of China (Mainland). We have not transferred and do not plan to transfer our cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange cost. Our subsidiaries in China (Mainland) incur expenses from time to time, and we have spent and plan to spend our cash in RMB to cover those expenses.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on will host its earnings conference call at 8:00 a.m. ET on Wednesday, September 29, 2021 for the first half ended June 30, 2021 (8:00 p.m. Beijing Time on the same day). Details for the conference call are as follows:

To attend the conference call, please dial in using the information below. When prompted upon dialing-in, please ask for the "AGM Group Call."

Date:	Wednesday, September 29, 2021
Time:	8:00 am ET
Toll-Free Dial-In Number:	United States: 1-888-346-8982 Mainland China: 4001-201203 Hong Kong: 800-905945 International: 1-412-902-4272

This conference call will be broadcast live on the Internet and can be accessed by all interested parties at: https://services.choruscall.com/links/agmh210929.html.

Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

A playback will be available through 10:00 am ET on September 29, 2021, to October 06,2021. To listen, please dial+ 1-877-344-7529 if calling from the United States, or 1-412-317-0088 if calling internationally. Use the passcode 10160527 to access the replay.

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2021	2020

ASSETS
Cash and cash equivalents	$461,010	$664,605
Prepaid expenses and other current assets	5,415,869	5,420,916
Total current assets	5,876,879	6,085,521
Property and equipment, net	12,004	19,320
Intangible assets, net	9,373	10,113
Operating lease right-of-use assets	79,249	-
Total assets	$5,977,505	$6,114,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$1,598	$4,974
Accrued expenses and other payables	1,973,992	1,819,544
Due to related parties	830,054	597,826
Operating lease liabilities, current	53,625	-
Total current liabilities	2,859,269	2,422,344
Operating lease liabilities, non-current	25,624	-
Total liabilities	2,884,893	2,422,344

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 21,356,290 and 21,356,290 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	21,356	21,356
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 7,100,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	7,100	7,100
Additional paid-in capital	8,368,266	8,368,266
Retained earnings	(5,455,640)	(4,947,815)
Accumulated other comprehensive income	151,530	243,703
Total shareholders’ equity	3,092,612	3,692,610
Total liabilities and shareholders’ equity	$5,977,505	$6,114,954

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For The Six Months Ended June 30,
	2021	2020

Revenues
Revenues	$-	$8,449
Total Revenues	-	8,449
Cost of Revenues
Cost of revenues	-	19,749

Gross profit	-	(11,300)

Operating expenses
Selling, general & administrative expenses	480,495	491,593
Research and development expenses	22,505	31,348
Total operating expenses	503,000	522,941

Loss from operations	(503,000)	(534,241)

Other income (expenses)
Other income	177	2,677
Other expenses	(5,002)	-
Total other income (expenses)	(4,825)	2,677

Loss from continuing operations before provision of income taxes	(507,825)	(531,564)
Provision for income taxes expenses	-	-

Net loss from continuing operations	(507,825)	(531,564)

Discontinued operations
Loss from discontinued operations, net of income tax	-	(127,478)
Loss from discontinued operations, net of income tax	-	(127,478)

Net loss	$(507,825)	$(659,042)

Comprehensive loss
Net loss	$(507,825)	$(659,042)
Other comprehensive income
Foreign currency translation adjustment	(92,173)	40,824
Total comprehensive loss	$(599,998)	$(618,218)

(Loss) earnings per common share
Continuing operations - Basic and Diluted	$(0.02)	$(0.02)
Discontinued operations - Basic and Diluted	-	(0.01)

Net loss per common share - basic and diluted	$(0.02)	$(0.03)
Weighted average Class A ordinary shares outstanding, basic and diluted	21,356,290	21,426,074

 AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For The Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(507,825)	$(659,042)
Net loss from discontinued operations, net of tax	-	(127,478)
Net loss from continuing operations	(507,825)	(531,564)

Adjustment to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	8,283	17,030
Changes in operating assets and liabilities:
Prepaid expense and other current assets	2,498	164,310
Accounts payable	(3,376)	3,727
Accrued expenses and other payables	152,233	50,777
Advanced from customers	-	18,549
Net cash used in operating activities from continuing operations	(348,187)	(277,171)
Net cash used in operating activities from discontinued operations	-	(66,907)
Net cash used in operating activities	(348,187)	(344,078)

Cash flows from investing activities
Purchase of property and equipment	-	(795)
Net cash used in investing activities from continuing operations	-	(795)
Net cash used in investing activities from discontinued operations	-	-
Net cash used in investing activities	-	(795)

Cash flows from financing activities
Proceeds from related parties	152,454	-
Repayments to related parties	(9,707)	-
Net cash provided by financing activities from continuing operations	142,747	-
Net cash used in financing activities from discontinued operations	-	(65,295)
Net cash provided by (used in) financing activities	142,747	(65,295)

Effect of exchange rate changes on cash and cash equivalents	1,845	(68,039)
Net change in cash and cash equivalents	(203,595)	(478,207)
Cash and cash equivalents, beginning of the year	664,605	2,076,569
Cash and cash equivalents, end of the year	461,010	1,598,362
Less cash and cash equivalents of discontinued operations–end of period	-	464,250
Cash and cash equivalents of continuing operations–end of period	$461,010	$1,134,112

Supplemental cash flow information
Interest paid	$-	$-
Income taxes paid	$-	$-

Non-cash investing and financing activities
Expense paid by related party	$3,092	$-